# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youlife Group Inc., CIK 0002028177
CUSIP: 98743K101
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai, China (F4), 201900
Date of event which requires filing of this statement: 11/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,753,009; shared voting power 0; sole dispositive power 7,753,009; shared dispositive power 0; aggregate amount beneficially owned 7,753,009 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Youlife Group Inc.
Address of issuer's principal executive offices: Room C431, Changjiang Software Park, No.180 South Changjiang Road, Baoshan District, Shanghai 201900, People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
3rd Floor, Citrus Grove Building, 106 Goring Ave.
George Town
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
7,753,009

The amounts in Row (5), (7) and (9) represent (i) 7,491,000 Class A Ordinary Shares issuable upon conversion of a 9% Senior Original Issue Discount Convertible Note, subject to a 9.99% beneficial ownership limitation and (ii) 262,009 Class A Ordinary Shares represented by American depositary shares. The amounts do not include (i) 50,201,308 Class A Ordinary Shares issuable upon conversion of a 9% Senior Original Issue Discount Convertible Note (calculated based on the floor price therein), subject to a 9.99% beneficial ownership limitation and (ii) 3,300,000 treasury shares deposited with the custodian for the ADS facility and the corresponding ADSs delivered for the benefit of the Reporting Person and held in abeyance as pre-delivery ADSs. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 70,117,511 Class A Ordinary Shares outstanding after the offering, based on the Issuer's Prospectus filed under Rule 424(b)(5) with the Securities and Exchange Commission on November 3, 2026 and a Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 4, 2026.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99
Sole power to vote or to direct the vote: 7,753,009
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,753,009
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (11/09/2026)